August 21, 2006

Mail Stop 4561

Mr. Richard J. Wrensen
Executive Vice President and Chief Financial Officer
Capital Alliance Income Trust LTD., A Real Estate Investment Trust
100 Pine Street, Suite 2450
San Francisco, CA 94111

RE: **Capital Alliance Income Trust LTD., A Real Estate Investment Trust**
Form 10-KSB for the fiscal year ended December 31, 2004
Filed April 15, 2005
Form 10-KSB/A for the fiscal year ended December 31, 2004
Filed April 20, 2005
Forms 10-QSB for the quarterly period ended March 31, 2005 and June 30, 2005
File No. 1-12941

Dear Mr. Wrensen:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant